UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 15, 2007
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
(65) 6755-7888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events
Financial Statements and Exhibits
SIGNATURE
EXHIBIT INDEX
EXHIBIT 99.1

Other Events
On November 15, 2007, Avago Technologies Finance Pte. Ltd. announced that it will redeem $200 million aggregate principal amount of its $250 million aggregate principal amount outstanding Senior Floating Rate Notes (the “Notes”) due 2013. The redemption date is December 18, 2007. The Notes will be redeemed at a price of 102% of the principal amount, plus accrued and unpaid interest up to, but not including, the redemption date. The CUSIP number for the Notes is 05336XAE1.
The foregoing description is qualified in its entirety by reference to the registrant’s press release dated November 15, 2007, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Financial Statements and Exhibits
(d) Exhibits.

Exhibit No.	Description
99.1	Press release dated November 15, 2007.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 15, 2007

Avago Technologies Finance Pte. Ltd.
By:	/s/ Mercedes Johnson
	Name:	Mercedes Johnson
	Title:	Senior Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated November 15, 2007.